INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, Wisconsin 53212

February 23, 2016

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investment Managers Series Trust – File No. 333-209021

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Investment Managers Series Trust (the “Trust”), with respect to the proposed reorganization of the Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund, each a series of The Berwyn Funds, into Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund, each a series of the Registrant, respectively, be accelerated to February 23, 2016, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill
Name: Maureen Quill
Title: President

IMST Distributors, LLC

/s/ Richard J. Berthy
Name: Richard J. Berthy
Title: President